UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Intricon Corp
(Name of Issuer)

Class A
(Title of Class of Securities)

46121H109
(CUSIP Number)

12/31/2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]
Rule 13d-1(b)
[ ]
Rule 13d-1(c)
[X]
Rule 13d-1(d)

CUSIP No. 46121H109


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Amivest Capital Management 13-2627724


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)



3.
SEC Use Only


4.
Citizenship or Place of Organization
Delaware, USA
Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power
412000


6.
Shared Voting Power



7.
Sole Dispositive Power



8.
Shared Dispositive Power


9.
Aggregate Amount Beneficially Owned by Each Reporting Person.
412000

10.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
Not Applicable.


11.
Percent of Class Represented by Amount in Row (9)
8.03%

12.
Type of Reporting Person (See Instructions)
IA

Item 1.

(a)
Name of Issuer
Intricon Corp

(b)
Address of Issuer's Principal Executive Offices
1260 Red Fox Road
Arden Hills, MN 55112
Item 2.

(a)
Name of Person Filing
Amivest Capital Management

(b)
Address of Principal Business Office or, if none, Residence
275 Broadhollow Rd
Melville, NY 11747

(c)
Citizenship
Delaware

(d)
Title of Class of Securities
Class A

(e)
CUSIP Number
4612H109

Item 3.
If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or
(c), check whether
the person filing is a:

(a)
[ ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
[ ]
Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c)
[ ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[ ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C
80a-8).

(e)
[X]
An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E);

(f)
[ ]
An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)
[ ]
A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)
[ ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(i)
[ ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
80a-3);

(j)
[ ]
Group, in accordance with section 240.13d-
1(b)(1)(ii)(J).


Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 412000.

(b)
Percent of class: 8.03%.

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote
412000


(ii)
Shared power to vote or to direct the vote.


(iii)
Sole power to dispose or to direct the disposition of


(iv)
Shared power to dispose or to direct the disposition of.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.
Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Item 8.
Identification and Classification of Members of the Group
Not Applicable.

Item 9.
Notice of Dissolution of Group
Not Applicable.


Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant
to
section 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
02/28/2006
Date
________________________________
Signature
Michael J. Kelly
Senior Vice President
Name/Title